Exhibit 4. 18

OphthaliX Inc.

February 24, 2013

RE: Reimbursement for the Costs of the Clinical Trial

Further to the Service Agreement entered into between Can Fite Biopharma Ltd. (“Canfite”), Eyefite Ltd. and OphthaliX Inc. (Eyefite Ltd. and OphthaliX Inc. shall be collectively referred herein as the “Company”) dated November 22, 2011 (the “Agreement”), Canfite hereby agrees to defer receiving payments owed under the Agreement from January 31, 2013 for the performance of the clinical trials of CF101 in ophthalmic indications until the completion of a fundraising in the Company (or any other financing of the Company by way of joint venture, out-licensing or any other collaboration) (the ” Financing”). In any event, upon the occurrence of such Financing, Canfite will not require the payment of any outstanding balance, in excess of the available cash of the Company after the fulfillment of its obligations to other creditors at that time. Any such deferred payments shall bear interest at a rate of 3% per annum from the due date of each invoice issued by Can-Fite to OphthaliX or EyeFite until the time of payment by OphthaliX or EyeFite.

Sincerely yours,

/s/ Pnina Fishman

Can-Fite Biopharma Ltd.

By: Pnina Fishman, CEO